



H&A Entertainment LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.25%

Target Raise Amount: $124,000

Offering End Date: May 2, 2024

Repayment Period: 3 years (36 months)

Minimum Raise Amount: $20,000

Company Details:

Name: H&A Entertainment LLC

Founded: February 8, 2010

Address: 2140 Union St
San Francisco, CA 94123

Industry: Full-Service Restaurants

Employees: 47

Website: http://www.brixtonsf.com/

Use of Funds Allocation:

If the maximum raise is met:

$118,420 (95.50%) – of the proceeds will go towards working capital- remodel
$5,580 (4.50%) – of the proceeds will go towards SMBX's capital raise fee

Social:

Instagram: 3,400 Followers





Business Metrics:

	FY21	FY22	YTD 12/31/2023
Total Assets	$1,859,295	$648,251	$457,159
Cash & Cash Equivalents	$153,552	$304,660	$25,979
Accounts Receivable	$0	$0	$0
Short-term Debt	$464,980	$264,916	$129,231
Long-term Debt	$266,176	$150,000	$150,000
Revenue	$3,689,726	$1,849,053	$1,725,070
Cost of Goods Sold	$327,477	$353,254	$287,982
Taxes	$0	$0	$0
Net Income	$1,813,484	$56,668	$144,746

Recognition:

H&A Entertainment LLC (DBA The Brixton) is named for a famous music venue in London. Its Bay Area namesake fills the space with legendary rock-and-roll music and artwork to immerse diners in an unforgettable experience.

About:

H&A Entertainment LLC (DBA The Brixton) offers a unique twist on American gastropub standards. With their modern décor and rock 'n' roll artwork, The Brixton San Francisco is the perfect place to enjoy a meal with friends or family.

For more information, contact our Customer Support Team at support@thesmbx.com

